

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2020

Kenneth Booth
Chief Financial Officer
Credit Acceptance Corp
25505 W. Twelve Mile Road
Southfield, Michigan 48034

> **Re: Credit Acceptance Corp**
> **Form 8-K filed October 29, 2020**
> **File No. 000-20202**

Dear Mr. Booth:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K Filed October 29, 2020

Exhibit 99.1, page 1

1. We note your disclosure of various non-GAAP measures that exclude "GAAP Provision for credit losses (after tax)," including adjusted net income, adjusted net income per diluted share, adjusted net income plus interest expense (after tax), economic profit, and adjusted return on capital. It appears these performance measures substitute individually tailored recognition and measurement methods for those of GAAP and violate Rule 100(b) of Regulation G. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, which is available on our website at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please refrain from disclosing these performance measures, or any other similar non-GAAP performance measures that exclude all or a portion of the provision for credit losses.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Volley, Staff Accountant, at 202-551-3437 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Finance